Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425
under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

On June 1, 2026, OpenPayd Global Holdings Limited (“OpenPayd”) announced its proposed business combination with Titan Acquisition Corp (“Titan”), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange. The following is an interview with Iana Dimitrova, CEO of OpenPayd, posted by FXC Intelligence on November 12, 2026, in which the proposed business combination between Titan and OpenPayd was discussed.

Interview Transcript

Daniel Webber, Founder & CEO, FXC Intelligence (00:00):

Iana, a pleasure to be here with you today. Talk us through where OpenPayd sits in the market, and then we can get into some of the specifics for the U.S. market, but why don’t we take the step back first.

Iana Dimitrova, CEO, OpenPayd (00:12):

So happy to do that. OpenPayd sits squarely at the intersection of traditional payments and banking services on the one hand and regulated digital assets on the other hand. We’ve developed a platform that combines any and all services that a business may need in order to move and manage their money on a global scale. In other words, that is payment accounts, local and international payments, treasury management services, conversion services, and today we offer all of the above in both fiat as well as in digital assets.

Daniel (00:44):

OpenPayd now has over 40 licenses in the U.S. Talk us through how you’re thinking about launching in the U.S. market and then really growing the U.S. market because it’s going to be such an important part of the business.

Iana (00:56):

Absolutely. We’re super excited to be coming to the U.S. OpenPayd is a provider of global infrastructure for financial services and of course the U.S. is the next immediate priority on our road map. We have a lot of our existing customers that are sitting and waiting for us to go live to launch to go to market with us here in the U.S. We have been historically investing in our license infrastructure. This is the main, one of the two main, pillars of our business and coming to the U.S. and getting the money transmission licenses has always been part of the plan. Now we’re working to building the infrastructure in terms of connectivity to the local payment rail so that we can offer an equivalent level of service to our customers here in the U.S. as we do outside of the U.S. and globally.

Daniel (01:47):

I think it may be helpful because you shared some numbers publicly. Maybe a little bit of sense of particularly the amount of volume that you’re processing through because I think there’s substantial volume through the network.

Iana (01:56):

Absolutely. So today OpenPayd services more than 1,300 corporate customers and we process over $300 billion of payments volume on an annualized basis in terms of payments in and out of, going in and out of our system. The business is profitable, cash flow positive. Today we deliver over $100 million of ARR and we continue to grow consistently quarter on quarter over and we have been over the past few years.

Daniel (02:27):

Let’s talk about customer mix. I think OpenPayd started more in the digital asset native businesses and crypto native but it’s very much evolving now to a broader customer set.

Maybe you can, again, talk us through where you see that customer mix evolving and if there’s any bits about the U.S. that might change any of that.

Iana (02:47):

Absolutely. So OpenPayd was really born out of pain and born out of necessity because historically businesses have been severely underbanked or debanked. And this is really our mission. A while ago when we started the company, we set on our mission, we set on a mission to help digital businesses grow. And one of the main obstacles for that was the lack of, the lack of proper banking, the lack of proper payment services. So historically when you think about companies and industries that have been debanked, digital assets of course comes to mind that this is where we as a business started with some of our early customers like eToro, like SwissBorg, and we help them really not just to get access to proper banking and payments, but to rationalize and improve how they think and how they execute their payment processing, payment processing needs. Now the thing that you need to understand about OpenPayd and our infrastructure is that it is industry-agnostic. So, on the one hand we are rails-agnostic. We support equally well fiat as well as blockchain stablecoin-related payments, but also we are industry-agnostic, and as we can see the adoption now of the institutional adoption of stablecoins for cross-border payments is really growing by the day and therefore we’re ideally positioned to actually service that demand, service those needs and help businesses expand globally wherever they may want to go next.

Daniel (04:19):

I think that, you talk about OpenPayd being a programmable money company and something that, a capability that you really have. I’m only asking people to think about the next year now because three years who knows, how do you think global money movement is continue to evolve just in the next year from the OpenPayd perspective?

Iana (04:38):

So first of all, we are seeing a once in a generation structural shift in how financial services are being delivered, and this is very much on the one hand driven by the utility of the blockchain technology as such. On the other hand, we are of course seeing the advent of both programmable money and agentic payments. And therefore, I think what’s really important first of all is for infrastructure providers like ourselves to be well ahead in terms of the capabilities that they develop so that they can support the need for both programmable money and agentic payments that we’re now seeing from businesses from all over the world. And that is something that we at OpenPayd have been working on and developing from day one. Our platform and our products are really built with programmable money in mind from day one.

Daniel (05:29):

Which of the use cases for agentic in particular because it’s a very popular topic now, do you think are best suited for agentic payments?

Iana (05:38):

I think anything and everything is frankly open to agentic payments right now. I mean, in reality, any payment instruction, and that could be for a local payment, that could be for an exchange for any treasury management services, could be outsourced to a third party agent, and again therefore the way that we think about it is, what is the infrastructure that we need to have in place and what are the controls and the checks and balances that we have to build and embed into the infrastructure that we offer to our customers to be able to then go and execute those payment transactions in the way that they choose to do that, whether that is through third-party agents or otherwise. So we are very much focused on the infrastructure and the controls around that.

Daniel (06:27):

Is there anything that you feel you’d like to help explain about OpenPayd that maybe people don’t always understand particularly the blurring of digital assets and fiats is not natural for everybody because people often come from kind of one or the other. So I’m interested if there’s anything you want to talk through actually it’s helpful to help people really understand OpenPayd.

Iana (06:46):

Yes absolutely. So OpenPayd is a provider of infrastructure for businesses to enable businesses to move and manage money globally. But if we take one step back and try and simplify what that means is, we help take the pain out of payments for businesses. In other words, our job is to make sure that when we get a payment instruction to move value from point A to point B, we are in a position to orchestrate. In other words, dynamically route and choose the most efficient channel. Whether that channel is a local payment rail in fiat, or that channel involves the injection of a stablecoin in between or any other network in order to execute a transaction and an instruction in the most cost-efficient, the fastest, and the most reliable way. So the way to think about us really is a platform that is connected to virtually all relevant fiat payment rails and currencies, and also all of the main networks, so that you as a business don’t really have to think which way to go. You simply give that instruction, as in you want to move value from point A to point B. You want to hold custody. Our job is to choose dynamically in real time what is the best way for you to do that. And the reason why we’re different, and I would say actually unique in the marketplace, is because we have built a very comprehensive infrastructure in terms of fiat rail connectivity, because the need for local collections and local disbursements in fiat is not disappearing, at least not anytime soon. So, we have actually that last mile fiat connectivity that allows us to settle and execute those payment instructions in real time 24/7, which is, which is pretty unique in the marketplace.

Daniel (08:46):

Anything else Iana you’d like to share or talk, feel you’re excited about that we didn’t get to talk about?

Iana (08:53):

I mean we’re obviously very excited to bring the company to the public market. We are very excited to share the journey of OpenPayd with the wider public, and we’re also very excited about the next phase of growth because we really see the listing on the NASDAQ exchange is only the beginning of our journey. We are just starting, you know, with building. We’re very excited to expand in the U.S., to build infrastructure in the U.S. We’re looking at the Middle East and the Far East as a lot of our customers are there and there is significant demand for local capabilities coming in the region. So, really we are incredibly excited to bring the company to the public markets and really be in that pole position to become the global leader in financial services infrastructure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the Securities and Exchange Commission (the “SEC”) and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Annual Recurring Revenue

This interview discusses ARR, which is a key performance measure used by management to monitor the growth and trajectory of OpenPayd’s business. OpenPayd defines ARR as the unaudited revenue recognized in the most recently completed calendar month, multiplied by twelve. ARR assumes that customer count, transaction volumes, pricing and interest rates remain consistent with those of the applicable month and does not include any growth rate assumptions. ARR figures presented in this interview have been derived from the month ended October 31, 2026. ARR includes all revenue recognized in the applicable month, comprising transaction fees, recurring subscription fees and minimums, foreign exchange margin, interest earned on client balances, operational fees and setup fees. ARR is therefore not limited to revenue that is contractually recurring in nature, and a substantial portion of the revenue included in ARR is variable and dependent on customer activity and transaction volumes in the applicable month. ARR is presented as a supplemental operational metric and is not a measure of financial performance prepared in accordance with IFRS. ARR should be viewed independently of, and not as a substitute for or combined with, revenue, deferred revenue or any other measure presented in OpenPayd’s financial statements. ARR does not represent OpenPayd’s revenue under IFRS on an annualized basis and is not a forecast of future revenue, which can be impacted by, among other things, contract start and end dates, customer renewal rates, transaction volumes, foreign exchange and other factors. Investors should not place undue reliance on ARR as an indicator of OpenPayd’s future or expected results. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. There is no IFRSF measure that is directly comparable to ARR, and accordingly OpenPayd has not reconciled ARR in this interview to any IFRS financial measure.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the SEC, which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.